[PORTER WRIGHT LETTERHEAD]

July 29, 2011

VIA EDGAR

Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Form 10-K for the fiscal year ended December 31, 2010, Filed February 18, 2011 Form 10-Q for the Fiscal Quarter Ended March 31, 2011, Filed April 29, 2011 File No. 001-34073

Dear Ms. Hunsaker:

I represent, and am responding on behalf of, Huntington Bancshares Incorporated in connection with your letter, dated July 18, 2011, regarding the comments of the Staff of the Securities and Exchange Commission to Huntington’s Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on February 18, 2011, and Huntington’s Form 10-Q for the fiscal quarter ended March 31, 2011, filed with the SEC on April 29, 2011.

We note that your letter indicated that we should respond within 10 business days or indicate to the Staff when we will respond. This correspondence is to confirm my prior conversation with Rebekah Lindsey that we will respond to the Staff’s comments on or before August 31, 2011.

If you have any questions or need additional information, please feel free to contact me at (239) 593-2959.

Sincerely,

/s/Mary Beth M. Clary

Mary Beth M. Clary

MBC:sb

cc:	Rebekah Lindsey Stephen D. Steinour Donald R. Kimble